FILED BY EQUITY BANCSHARES, INC.

PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933

AND DEEMED FILED PURSUANT TO RULE 14a-12

UNDER THE SECURITIES EXCHANGE ACT OF 1934

SUBJECT COMPANY: COMMUNITY FIRST BANCSHARES, INC.

EQUITY BANCSHARES, INC. COMMISSION FILE NO. 001-37624

The following is a press release issued by Equity Bancshares, Inc. announcing its financial results for the second quarter ended June 30, 2016:

Equity Bancshares, Inc. Reports Six-Month Earnings of $6.3 Million for 2016

WICHITA, Kansas, July 21, 2016 – Equity Bancshares, Inc. (NASDAQ: EQBK), (“Equity”,“we”, “us”, “our”), the Wichita-based holding company of Equity Bank, reported its unaudited results for the six months ended June 30, 2016, including net income allocable to common stockholders of $6.3 million.

Brad Elliott, Chairman and CEO of Equity, said, “We’re pleased to announce strong six-month net income allocable to common stockholders of $6.3 million reflecting the hard work of our teams. We continue to deliver the best of community banking, sophisticated products and services that appeal to a wide range of customers, while providing first-class customer service with the feel of a hometown bank. We continue our commitment to our stockholders to grow both organically and with mergers and acquisitions, such as our recently announced agreement to partner with Community First Bancshares, Inc. of Harrison, Arkansas.”

On July 14, 2016, Equity entered into a definitive reorganization agreement pursuant to which Equity will acquire Community First Bancshares, Inc. (“CFBI”) through the merger of CFBI with and into Equity, with Equity surviving the merger. CFBI is the holding company of Community First Bank, which has five branch locations in Arkansas: Harrison (2), Berryville, Eureka Springs, and Pea Ridge. At March 31, 2016, Community First Bank had total assets of $475 million, net loans of $352 million, and $395 million in deposits. The transaction is expected to close in the fourth quarter of 2016, subject to customary closing conditions, including the receipt of regulatory approval and the approvals of Equity’s and CFBI’s stockholders. Equity intends to cause Community First Bank to merge with and into Equity Bank, with Equity Bank surviving the merger, promptly after the merger of CFBI into Equity.

Highlights of Equity’s performance include:

•	Net income allocable to common stockholders was $6.3 million for the six months ended June 30, 2016 compared to $4.9 million for the six months ended June 30, 2015, a 27.6% increase. Net income allocable to common stockholders was $2.8 million for the quarter ended June 30, 2016, compared to $2.5 million for the quarter ended June 30, 2015, a 12.7% increase.

•	Earnings per diluted share of $0.75 for the six months ended June 30, 2016, compared to $0.78 for the six months ended June 30, 2015. Earnings per diluted share of $0.34 for the quarter ended June 30, 2016, compared to $0.40 for the quarter ended June 30, 2015.

•	Total loans held for investment of $980.1 million at June 30, 2016, an increase of $19.8 million as compared to total loans held for investment of $960.4 million at December 31, 2015 and an increase of $145.4 million, compared to loans held for investment of $834.7 million at June 30, 2015.

•	Total deposits were $1.20 billion at June 30, 2016, $1.22 billion at December 31, 2015, and $1.00 billion at June 30, 2015. Signature Deposits, or core deposits comprised of checking accounts, savings accounts, and money market accounts, were $753.2 million at June 30, 2016, compared to $777.3 million at December 31, 2015 and $631.2 million at June 30, 2015.

•	Total assets of $1.54 billion at June 30, 2016, compared to $1.59 billion at December 31, 2015 and $1.35 billion at June 30, 2015.

•	Book value per common share of $19.25 and tangible book value per common share of $16.87 at June 30, 2016.

Year-to-Date Financial Results

Net income allocable to common stockholders was $6.3 million for the six months ended June 30, 2016, as compared to $4.9 million for the six months ended June 30, 2015, an increase of $1.4 million or 27.6%. Financial results for 2016 reflect the October 2015 acquisition of First Independence Corporation and its subsidiary, First Federal Savings & Loan of Independence, Kansas, collectively referred to as “First Independence”. The acquisition of First Independence added four branch locations in southeast Kansas with total assets of $135.0 million.

Diluted earnings per share were $0.75 for the six-month period ended June 30,2016, as compared to $0.78 for the comparable period of 2015. Fully diluted shares were 8,213,912 and 6,270,727 for the six months ended June 30, 2016 and 2015. The increase in weighted average fully diluted shares reflect the issuance of 1,941,000 shares in connection with Equity’s November 2015 initial public offering.

Net interest income was $25.0 million for the six months ended June 30, 2016 as compared to $22.5 million for the six months ended June 30, 2015, a $2.5 million or 10.9% increase. The increase in net interest income was primarily driven by growth in loan and securities balances, partially offset by an increase in interest expense as we funded the increase in earning assets with increased deposits and borrowings.

Our net interest margin was 3.25% for the six months ended June 30, 2016 as compared to 4.01% for the six months ended June 30, 2015. The decrease in net interest margin was primarily due to the decrease in overall yield on interest-earning assets and the continued utilization of our “leverage” or “spread” opportunity. The decrease in yield on interest-earning assets is primarily due to growth in a continually low interest rate environment and the paydown of older higher yielding assets. Our spread opportunity as more fully discussed in our Annual Report on Form 10-K, positively impacts net income but negatively impacts net interest margin due to investing in lower yielding interest-earning assets. Net interest margin excluding this spread opportunity was approximately 3.55% for the six months ended June 30, 2016.

The provision for loan losses was $1.3 million for the six months ended June 30, 2016 as compared to $1.3 million for the six months ended June 30, 2015. Net charge-offs for the six months ended June 30, 2016 were $731 thousand compared to net charge-offs of $1.7 million for the comparable period of 2015.

Total non-interest income was $5.2 million for the six months ended June 30, 2016 as compared to $4.4 million for the six months ended June 30, 2015. Increases in service charges and fees and in debit card income are principally attributable to the addition of accounts and higher transaction volumes associated with the First Independence acquisition. Non-interest income includes net gains on the sale of investment securities of $479 thousand and $370 thousand in the six-month periods ended June 30, 2016 and 2015.

Total non-interest expense was $19.6 million for the six months ended June 30, 2016 as compared to $18.0 million for the six months ended June 30, 2015. These results reflect the effect of the First Independence acquisition as well as additions to lending, customer service, and operations staff and increased data processing costs principally associated with increased debit card volumes.

Equity’s effective tax rate for the six-month period ended June 30, 2016 was 31.8% as compared to 33.8% for the six-month period ended June 30, 2015. The effective tax rates for each of the comparable periods reflect the levels of tax-exempt income, non-taxable life insurance income and federal income tax credits included in Equity’s financial results for the respective periods. The lower effective tax rate in 2016 is principally due to the benefit of increased income tax credits from investments in qualified affordable housing projects, including an additional project acquired in the First Independence acquisition.

Second Quarter Financial Results

Net income allocable to common stockholders was $2.8 million for the three months ended June 30, 2016, as compared to $2.5 million for the three months ended June 30, 2015, an increase of $320 thousand or 12.7%. Diluted earnings per share were $0.34 for the three-month period ended June 30, 2016, as compared to $0.40 for the comparable period of 2015. Fully diluted shares were 8,329,299 and 6,288,748 for the three months ended June 30, 2016 and 2015.

Net interest income for the quarter ended June 30, 2016 was $12.2 million as compared to $11.5 million for the quarter ended June 30, 2015. Growth in loan and securities balances, partially offset by the increased deposits and borrowings required to fund that growth resulted in the increased net interest income.

Our net interest margin was 3.18% for the quarter ended June 30, 2016 and 3.89% for the comparable quarter of the prior year. Net interest margin excluding our “leverage” or “spread” opportunity was approximately 3.48% for the three months ended June 30, 2016.

The provision for loan losses was $532 thousand for the quarter ended June 30, 2016 as compared to $605 thousand for the quarter ended June 30, 2015. Net charge-offs for the three months ended June 30, 2016 were $482 thousand compared to net charge-offs of $1.5 million for the comparable period of 2015.

Total non-interest income for the quarter ended June 30, 2016 was $2.5 million, compared to $2.0 million for the quarter ended June 30, 2015. Non-interest income includes net gains on the sale of investment securities of $59 thousand and $2 thousand for the three-month periods ended June 30, 2016 and 2015. We sold $50.0 million of available-for-sale securities in the second quarter of 2016 at a net gain of $474 thousand offset by an other-than-temporary impairment loss of $415 thousand. The impairment loss reflects the difference between the amortized cost of Equity’s investment in AgriBank 9.125% subordinated notes, due July 2019 and the fair value attributable to AgriBank’s redemption call of these notes.

Total non-interest expense for the quarter ended June 30, 2016 was $9.9 million, compared to $9.0 million for the quarter ended June 30, 2015. Increased non-interest expense reflects the effect of the First Independence acquisition as well as additions to lending, customer service, and operations staff and increased data processing costs principally associated with increased debit card volumes.

Equity’s effective tax rate for the three-month period ended June 30, 2016 was 31.8% as compared to 33.8% for the three-month period ended June 30, 2015.

Loans, Deposits, And Total Assets

Loans held for investment were $980.1 million at June 30, 2016, compared to $960.4 million at December 31, 2015 and $834.7 million at June 30, 2015. Equity’s loan portfolio increased $19.8 million between June 30, 2016 and December 31, 2015, and by $145.4 million between June 30, 2016 and June 30, 2015. The increase in loans during the first six months of 2016 is primarily attributable to the purchase of a $19.7 million dollar residential mortgage pool and the funding of commercial construction loans, partially offset by a decrease in commercial real estate loans. The year-over-year increase in loans held for investment includes $89.9 million of net loans acquired in the First Independence acquisition in the fourth quarter of 2015.

As of June 30, 2016, Equity’s allowance for loan losses to total loans was 0.62%, compared to 0.57% at December 31, 2015 and 0.68% at June 30, 2015. Total reserves, including purchase discounts, to total loans were approximately 0.73% as of June 30, 2016, compared to 0.81% at December 31, 2015 and 0.84% at June 30, 2015. Nonperforming assets of $12.8 million as of June 30, 2016 were 0.83% to total assets, as compared to $14.0 million or 0.89% of total assets at December 31, 2015 and $15.1 million or 1.27% of total assets at June 30, 2015.

Total deposits were $1.20 billion at June 30, 2016, as compared to $1.22 billion at December 31, 2015 and $1.00 billion at June 30, 2015. Total deposits increased $192.8 million between June 30, 2015 and June 30, 2016, including $87.1 million of deposits assumed in the First Independence acquisition. Signature Deposits were $753.2 million at June 30, 2016, as compared to $777.3 million at December 31, 2015 and $631.2 million at June 30, 2015. The decrease in Signature Deposits during the first six months of 2016 is primarily due to the seasonal use of tax monies by public fund customers.

At June 30, 2016, Equity had consolidated total assets of $1.54 billion, compared to $1.59 billion at December 31, 2015 and $1.35 billion at June 30, 2015. The $40.9 million decrease in total assets between December 31, 2015 and

June 30, 2016 is primarily attributable to sales of investment securities and a reduction in cash and cash equivalents partially offset by a $19.8 million increase in loans.

Capital and Borrowings

On November 16, 2015, we completed our initial public offering (“IPO”) of 1,941,000 shares. In January 2016, a portion of the IPO net proceeds of $38.9 million were used to retire our Small Business Lending Fund obligation of $16.4 million and repay our bank stock loan of $18.6 million. We intend to use the remainder of the IPO proceeds for future growth.

At June 30, 2016, common stockholders’ equity totaled $158.2 million, $19.25 per common share, compared to $150.9 million, $18.37 per common share at December 31, 2015. Tangible common equity was $138.7 million and tangible book value per common share was $16.87 at June 30, 2016. Tangible common equity was $131.2 million and tangible book value per common share was $15.97 at December 31, 2015. The ratio of common equity tier 1 capital to risk-weighted assets was approximately 13.04% and the total capital to risk-weighted assets was approximately 14.45% at June 30, 2016.

Non-GAAP Financial Measures

This press release includes certain non-GAAP financial measures intended to supplement, not substitute for, comparable GAAP measures. Reconciliations of non-GAAP financial measures to GAAP financial measures are provided at the end of this press release.

Conference Call and Webcast

Equity Bancshares will host a conference call to review these results on Friday, July 22, 2016 at 9:30 a.m. central time. Investors, news media, and others may dial into the call toll-free at (877) 637-1713 from anywhere in the U.S. or (503) 406-4038 internationally, using conference ID no. 30422044. Participants are encouraged to dial into the call or access the webcast approximately 10 minutes prior to the start time. Presentation slides to pair with the call or webcast will be posted one hour prior to the call at investor.equitybank.com.

A replay of the call and webcast will be available two hours following the close of the call until July 29, 2016, accessible at (855) 859-2056 with conference ID no. 30422044 or investor.equitybank.com.

About Equity Bancshares, Inc.

Equity Bancshares, Inc. is the holding company for Equity Bank, offering a full range of financial solutions, including commercial loans, consumer banking, mortgage loans, and treasury management services. As of June 30, 2016, Equity had $1.54 billion in consolidated total assets, with 29 locations throughout Kansas and Missouri, including corporate headquarters in Wichita and branches throughout the Kansas City metropolitan area. Learn more at www.equitybank.com.

Equity seeks to provide an enhanced banking experience for customers by providing a suite of sophisticated banking products and services tailored to their needs, while delivering the high-quality, relationship-based customer service of a community bank. Equity’s common stock is traded on the NASDAQ Global Select Market under the symbol “EQBK.”

Special Note Concerning Forward-Looking Statements

This press release contains “forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements reflect the current views of Equity’s management with respect to, among other things, future events and Equity’s financial performance. These statements are often, but not always, made through the use of words or phrases such as “may,” “should,” “could,” “predict,” “potential,” “believe,” “will likely result,” “expect,” “continue,” “will,” “anticipate,” “seek,” “estimate,” “intend,” “plan,” “project,” “forecast,” “goal,” “target,” “would” and “outlook,” or the negative variations of those words or other comparable words of a future or forward-looking nature. These forward-looking statements are not historical facts, and are based on current expectations, estimates and projections about Equity’s industry, management’s beliefs and certain assumptions made by management, many of which, by their nature, are inherently uncertain and beyond Equity’s control. Accordingly,

Equity cautions you that any such forward-looking statements are not guarantees of future performance and are subject to risks, assumptions and uncertainties that are difficult to predict. Although Equity believes that the expectations reflected in these forward-looking statements are reasonable as of the date made, actual results may prove to be materially different from the results expressed or implied by the forward-looking statements. Factors that could cause actual results to differ materially from Equity’s expectations include competition from other financial institutions and bank holding companies; the effects of and changes in trade, monetary and fiscal policies and laws, including interest rate policies of the Federal Reserve Board; changes in the demand for loans; fluctuations in value of collateral and loan reserves; inflation, interest rate, market and monetary fluctuations; changes in consumer spending, borrowing and savings habits; and acquisitions and integration of acquired businesses, and similar variables. The foregoing list of factors is not exhaustive.

For discussion of these and other risks that may cause actual results to differ from expectations, please refer to “Cautionary Note Regarding Forward-Looking Statements” and “Risk Factors” in Equity’s Annual Report on Form 10-K filed with the Securities and Exchange Commission (“SEC”) on March 17, 2016 and any updates to those risk factors set forth in Equity’s subsequent Quarterly Reports on Form 10-Q or Current Reports on Form 8-K. If one or more events related to these or other risks or uncertainties materialize, or if Equity’s underlying assumptions prove to be incorrect, actual results may differ materially from what Equity anticipates. Accordingly, you should not place undue reliance on any such forward-looking statements. Any forward-looking statement speaks only as of the date on which it is made, and Equity does not undertake any obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise. New risks and uncertainties arise from time to time, and it is not possible for us to predict those events or how they may affect us. In addition, Equity cannot assess the impact of each factor on Equity’s business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements. All forward-looking statements, expressed or implied, included in this press release are expressly qualified in their entirety by this cautionary statement. This cautionary statement should also be considered in connection with any subsequent written or oral forward-looking statements that Equity or persons acting on Equity’s behalf may issue.

Important Additional Information

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities. Investors and security holders are urged to carefully review and consider Equity’s public filings with the SEC, including but not limited to its Annual Reports on Form 10-K, its proxy statements, its Current Reports on Form 8-K and its Quarterly Reports on Form 10-Q. The documents filed by Equity with the SEC may be obtained free of charge at Equity’s investor relations website at investor.equitybank.com or at the SEC’s website at www.sec.gov. Alternatively, these documents, when available, can be obtained free of charge from Equity upon written request to Equity Bancshares, Inc., Attn: Investor Relations, 7701 East Kellogg Drive, Suite 200, Wichita, Kansas 67207 or by calling (316) 612-6000.

In connection with the proposed transaction between Equity and Community First Bancshares, Inc. (“Community”), Equity intends to file a registration statement on Form S-4 with the SEC which will include a joint proxy statement of Equity and Community and a prospectus of Equity, and will file other documents regarding the proposed transaction with the SEC. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, INVESTORS AND SECURITY HOLDERS OF COMMUNITY AND EQUITY ARE URGED TO CAREFULLY READ THE ENTIRE REGISTRATION STATEMENT AND JOINT PROXY STATEMENT/PROSPECTUS, WHEN THEY BECOME AVAILABLE, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. A definitive joint proxy statement/prospectus will be sent to the stockholders of each institution seeking the required stockholder approvals. Investors and security holders will be able to obtain the registration statement and the joint proxy statement/prospectus free of charge from the SEC’s website or from Equity by writing to the address provided above.

Equity and Community and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from their stockholders in connection with the proposed transaction. Information about Equity’s participants may be found in the definitive proxy statement of Equity relating to its 2016 Annual Meeting of Stockholders filed with the SEC on March 28, 2016. The definitive proxy statement can be obtained free of charge from the sources indicated above. Additional information regarding the interests of such participants will be included in the joint proxy statement and other relevant documents regarding the proposed merger transaction filed with the SEC when they become available, copies of which may also be obtained free of charge from the sources indicated above.

Unaudited Financial Tables

•	Table 1. Selected Financial Highlights
•	Table 2. Consolidated Balance Sheets
•	Table 3. Consolidated Statements of Income
•	Table 4. Non-GAAP Financial Measures

TABLE 1. SELECTED FINANCIAL HIGHLIGHTS (Unaudited)

(Dollars in thousands, except per share data)

	As of and for the three months ended
	June 30, 2016	March 31, 2016	December 31, 2015	September 30, 2015	June 30, 2015
Statement of Income Data
Net interest income	$12,194	$12,758	$12,313	$11,450	$11,466
Provision for loan losses	532	723	1,180	537	605
Net gain on acquisition	—	—	682	—	—
Net gains on sales of and settlement of securities	59	420	386	—	2
Total non-interest income	2,452	2,698	3,325	2,032	2,048
Merger expenses	—	—	1,614	77	—
Total non-interest expense	9,941	9,689	11,664	8,866	9,027
Income before income taxes	4,173	5,044	2,794	4,079	3,882
Provision for income taxes	1,327	1,604	240	1,343	1,313
Net income	2,846	3,440	2,554	2,736	2,569
Dividends and discount accretion on preferred stock	—	(1)	(48)	(43)	(43)
Net income allocable to common stockholders	2,846	3,439	2,506	2,693	2,526
Basic earnings per share	0.35	0.42	0.35	0.43	0.40
Diluted earnings per share	0.34	0.41	0.34	0.43	0.40

Balance Sheet Data (at period end)
Securities available-for-sale	$74,976	$113,821	$130,810	$109,906	$72,103
Securities held-to-maturity	317,509	301,931	310,539	303,695	306,100
Gross loans held for investment	980,110	938,055	960,355	855,676	834,740
Allowance for loan losses	6,030	5,980	5,506	5,038	5,643
Goodwill and core deposit intangibles, net	19,506	19,592	19,679	19,056	19,116
Total assets	1,544,857	1,528,729	1,585,727	1,413,355	1,350,719
Total deposits	1,196,767	1,234,165	1,215,914	1,027,650	1,003,919
Non-time deposits	753,168	803,653	777,302	623,953	631,200
Borrowings	179,801	130,651	194,064	241,254	214,566
Total liabilities	1,386,669	1,373,637	1,418,494	1,287,301	1,228,971
Total stockholders’ equity	158,188	155,092	167,233	126,054	121,748
Tangible common equity*	138,656	135,472	131,153	90,633	86,269

Selected Average Balance Sheet Data (quarterly average)
Total gross loans recievable	$950,243	$944,366	$921,312	$831,553	$772,215
Investment securities	412,095	425,434	425,450	397,702	376,705
Interest-earning assets	1,541,405	1,542,794	1,499,139	1,304,661	1,181,892
Total assets	1,655,317	1,657,655	1,613,499	1,410,072	1,285,105
Interest-bearing deposits	1,045,784	1,060,618	991,109	886,706	844,301
Borrowings	284,631	280,097	311,871	259,006	181,964
Total interest-bearing liabilities	1,330,415	1,340,715	1,302,980	1,145,712	1,026,265
Total deposits	1,204,861	1,214,738	1,151,932	1,020,655	976,571
Total liabilities	1,498,914	1,503,726	1,473,292	1,286,477	1,165,039
Total stockholders’ equity	156,403	153,929	140,207	123,595	120,066
Tangible common equity	135,094	133,313	110,893	88,451	85,603

Performance ratios
Return on average assets (ROAA) annualized	0.69%	0.83%	0.63%	0.77%	0.80%
Return on average equity (ROAE) annualized	7.32%	8.99%	7.23%	8.78%	8.58%
Return on average tangible common equity (ROATCE) annualized*	8.64%	10.55%	9.18%	12.26%	12.02%
Yield on loans annualized	4.89%	5.04%	4.95%	5.11%	5.58%
Cost of interest-bearing deposits annualized	0.64%	0.61%	0.61%	0.57%	0.52%
Cost of total deposits annualized	0.56%	0.53%	0.52%	0.50%	0.45%
Net interest margin annualized	3.18%	3.33%	3.26%	3.48%	3.89%
Efficiency ratio*	68.15%	64.05%	68.98%	65.19%	66.81%
Non-interest income / average assets	0.60%	0.65%	0.82%	0.57%	0.64%
Non-interest expense / average assets	2.42%	2.35%	2.87%	2.49%	2.82%

Capital Ratios
Tier 1 Leverage Ratio	9.32%	9.10%	9.47%	7.94%	8.44%
Common Equity Tier 1 Capital Ratio	13.04%	13.13%	12.35%	9.44%	9.47%
Tier 1 Risk Based Capital Ratio	13.90%	14.01%	13.85%	11.08%	11.17%
Total Risk Based Capital Ratio	14.45%	14.57%	14.35%	11.58%	11.76%
Total stockholders’ equity to total assets	10.24%	10.15%	10.55%	8.92%	9.01%
Tangible common equity to tangible assets*	9.09%	8.98%	8.37%	6.50%	6.48%
Book value per share	$19.25	$18.89	$18.37	$17.49	$16.81
Tangible common book value per share*	$16.87	$16.50	$15.97	$14.45	$13.76
Tangible book value per diluted common share*	$16.64	$16.29	$15.74	$14.39	$13.72

*	The value noted is considered a Non-GAAP financial measure. For a reconciliation of Non-GAAP financial measures, see Table 4. Non-GAAP Financial Measures.

TABLE 2. CONSOLIDATED BALANCE SHEETS (Unaudited)

(Dollars in thousands)

	June 30, 2016	December 31, 2015
ASSETS
Cash and due from banks	$25,413	$36,276
Federal funds sold	20,789	20,553

Cash and cash equivalents	46,202	56,829

Interest-bearing time deposits in other banks	5,245	5,245
Available-for-sale securities	74,976	130,810
Held-to-maturity securities, fair value of $324,425 and $312,802	317,509	310,539
Loans held for sale	4,002	3,504
Loans, net of allowance for loan losses of $6,030 and $5,506	974,080	954,849
Other real estate owned, net	4,898	5,811
Premises and equipment, net	39,103	39,147
Bank owned life insurance	33,052	32,555
Federal Reserve Bank and Federal Home Loan Bank stock	10,875	11,013
Interest receivable	4,323	4,540
Goodwill	18,130	18,130
Core deposit intangible, net	1,376	1,549
Other	11,086	11,206

Total assets	$1,544,857	$1,585,727

LIABILITIES AND STOCKHOLDERS’ EQUITY
Deposits
Demand	$157,896	$157,834

Total non-interest bearing deposits	157,896	157,834

Savings, NOW, and money market	595,272	619,468
Time	443,599	438,612

Total interest-bearing deposits	1,038,871	1,058,080

Total deposits	1,196,767	1,215,914

Federal funds purchased and retail repurchase agreements	22,782	20,762
Federal Home Loan Bank advances	147,648	145,439
Bank stock loan	—	18,612
Subordinated debentures	9,371	9,251
Contractual obligations	2,831	3,093
Interest payable and other liabilities	7,270	5,423

Total liabilities	1,386,669	1,418,494

Stockholders’ equity
Preferred stock, Series C (liquidation preference of $16,372)	—	16,372
Common stock	97	97
Additional paid-in capital	138,480	138,077
Retained earnings	41,239	34,955
Accumulated other comprehensive loss	(1,731)	(2,371)
Employee stock loans	(242)	(242)
Treasury stock	(19,655)	(19,655)

Total stockholders’ equity	158,188	167,233

Total liabilities and stockholders’ equity	$1,544,857	$1,585,727

TABLE 3. CONSOLIDATED STATEMENTS OF INCOME (Unaudited)

(Dollars in thousands, except per share data)

	Three Months Ended June 30,		Six Months Ended June 30,
	2016	2015	2016	2015
Interest and dividend income
Loans, including fees	$11,551	$10,737	$23,392	$21,149
Securities, taxable	1,987	1,796	4,196	3,529
Securities, nontaxable	332	265	660	455
Federal funds sold and other	510	169	994	266

Total interest and dividend income	14,380	12,967	29,242	25,399

Interest expense
Deposits	1,670	1,090	3,277	2,126
Federal funds purchased and retail repurchase agreements	14	14	26	30
Federal Home Loan Bank advances	345	88	677	126
Bank stock loan	—	149	—	300
Subordinated debentures	157	160	310	318

Total interest expense	2,186	1,501	4,290	2,900

Net interest income	12,194	11,466	24,952	22,499
Provision for loan losses	532	605	1,255	1,330

Net interest income after provision for loan losses	11,662	10,861	23,697	21,169
Non-interest income
Service charges and fees	807	615	1,586	1,170
Debit card income	728	540	1,405	981
Mortgage banking	335	375	577	578
Increase in value of bank owned life insurance	246	231	497	466
Net gains on sales of and settlement of securities	59	2	479	370
Other	277	285	606	880

Total non-interest income	2,452	2,048	5,150	4,445

Non-interest expense
Salaries and employee benefits	5,246	4,862	10,458	9,584
Net occupancy and equipment	1,068	1,020	2,162	2,126
Data processing	869	727	1,707	1,381
Professional fees	568	441	1,017	912
Advertising and business development	330	277	548	568
Telecommunications	287	198	518	379
FDIC insurance	255	175	513	351
Courier and postage	158	126	303	263
Amortization of core deposit intangible	86	61	173	121
Loan expense	168	118	260	178
Other real estate owned	(58)	56	8	121
Loss on debt extinguishment	—	—	58	316
Other	964	966	1,905	1,745

Total non-interest expense	9,941	9,027	19,630	18,045

Income before income taxes	4,173	3,882	9,217	7,569
Provision for income taxes	1,327	1,313	2,931	2,559

Net income	2,846	2,569	6,286	5,010
Dividends and discount accretion on preferred stock	—	(43)	(1)	(86)

Net income allocable to common stockholders	$2,846	$2,526	$6,285	$4,924

Basic earnings per share	$0.35	$0.40	$0.77	$0.79

Diluted earnings per share	$0.34	$0.40	$0.75	$0.78

TABLE 4. Non-GAAP Financial Measures (Unaudited)

(Dollars in thousands, except per share data)

	As of and for the three months ended
	June 30, 2016	March 31, 2016	December 31, 2015	September 30, 2015	June 30, 2015
Total stockholders’ equity	$158,188	$155,092	$167,233	$126,054	$121,748
Less: preferred stock	—	—	16,372	16,365	16,363
Less: goodwill	18,130	18,130	18,130	18,130	18,130
Less: core deposit intangibles, net	1,376	1,462	1,549	926	986
Less: mortgage servicing asset	26	28	29	—	—

Tangible common equity	$138,656	$135,472	$131,153	$90,633	$86,269

Common shares outstanding at period end	8,219,415	8,211,727	8,211,727	6,270,727	6,270,727

Diluted common shares outstanding at period end	8,334,445	8,317,882	8,332,762	6,296,227	6,289,407

Book value per common share	$19.25	$18.89	$18.37	$17.49	$16.81

Tangible book value per common share	$16.87	$16.50	$15.97	$14.45	$13.76

Tangible book value per diluted common share	$16.64	$16.29	$15.74	$14.39	$13.72

Total assets	$1,544,857	$1,528,729	$1,585,727	$1,413,355	$1,350,719
Less: goodwill	18,130	18,130	18,130	18,130	18,130
Less: core deposit intangibles, net	1,376	1,462	1,549	926	986
Less: mortgage servicing asset	26	28	29	—	—

Tangible assets	$1,525,325	$1,509,109	$1,566,019	$1,394,299	$1,331,603

Equity to assets	10.24%	10.15%	10.55%	8.92%	9.01%

Tangible common equity to tangible assets	9.09%	8.98%	8.37%	6.50%	6.48%

Total average stockholders’ equity	$156,403	$153,929	$140,207	$123,595	$120,066
Less: average intangible assets and preferred stock	21,309	20,616	29,314	35,144	34,463

Average tangible common equity	$135,094	$133,313	$110,893	$88,451	$85,603

Net income allocable to common stockholders	$2,846	$3,439	$2,506	$2,693	$2,526
Amortization of intangible assets	88	88	93	61	61
Less: Tax effect of intangible assets amortization	31	31	33	21	21

Adjusted net income allocable to common stockholders	$2,903	$3,496	$2,566	$2,733	$2,566

Return on total average stockholders’ equity (ROAE) annualized	7.32%	8.99%	7.23%	8.78%	8.58%

Return on average tangible common equity (ROATCE) annualized	8.64%	10.55%	9.18%	12.26%	12.02%

Non-interest expense	$9,941	$9,689	$11,664	$8,866	$9,027
Less: merger expenses	—	—	1,614	77	—
Less: loss on debt extinguishment	—	58	—	—	—

Non-interest expense, excluding merger expenses and loss on debt extinguishment	$9,941	$9,631	$10,050	$8,789	$9,027

Net interest income	$12,194	$12,758	$12,313	$11,450	$11,466

Non-interest income	$2,452	$2,698	$3,325	$2,032	$2,048
Less: net gains on sales of and settlement of securities	59	420	386	—	2
Less: net gain on acquisition	—	—	682	—	—

Non-interest income, excluding net gains on security transactions and net gain on acquisition	$2,393	$2,278	$2,257	$2,032	$2,046

Net interest income plus non-interest income, excluding net gains on security transactions and net gains on acquisition	$14,587	$15,036	$14,570	$13,482	$13,512

Non-interest expense to net interest income plus non-interest income	67.88%	62.69%	74.59%	65.76%	66.80%

Efficiency ratio	68.15%	64.05%	68.98%	65.19%	66.81%

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